UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

Educational Development Corporation

(Name of Issuer)

Common Stock, $0.20 par value

(Title of Class of Securities)

281479105

(CUSIP Number)

DAVID SANDBERG

RED OAK PARTNERS, LLC

95 S. Federal Hwy, Suite 201

Boca Raton, FL 33432

(212) 614-8952

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 14, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 281479105

1	NAME OF REPORTING PERSONS

The Red Oak Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		138,938
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

138,938
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

138,938
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.7%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 281479105

1	NAME OF REPORTING PERSONS

The Red Oak Long Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		34,833
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

34,833
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

34,833
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 281479105

1	NAME OF REPORTING PERSONS

The Red Oak Institutional Founders Long Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		120,678
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

120,678
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

120,678
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.4%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 281479105

1	NAME OF REPORTING PERSONS

Red Oak Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

FLORIDA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		294,449
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

294,449
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

294,449
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 281479105

1	NAME OF REPORTING PERSONS

David Sandberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		294,449
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

294,449
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

294,449
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5%
14	TYPE OF REPORTING PERSON

IN

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CUSIP No. 281479105

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D, as amended by amendments 1 through 3 as specifically set forth herein.

Item 5.	Interest in Securities of the Issuer. Item 5 is hereby amended as follows:

(a)       The aggregate percentage of the Issuer’s outstanding shares of Common Stock reported owned by each Reporting Person is based on 8,354,691 shares of common stock outstanding at July 8, 2020, as reported by the Issuer on its Form 10-Q, filed with the United States Securities and Exchange Commission on July 13, 2020. Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares owned directly and of record by such Reporting Person.

Red Oak Partners beneficially owns 294,449 shares of Common Stock, representing 3.5% of all the outstanding shares of Common Stock. The Funds are each controlled by Red Oak Partners. Therefore, Red Oak Partners may be deemed to beneficially own (i) the 138,938 shares of Common Stock held by the Red Oak Fund, (ii) the 120,678 shares of Common Stock held by Red Oak Founders Fund, and (iii) the 34,833 shares of Common Stock held by the Red Oak Long Fund.

Mr. Sandberg, as the managing member of Red Oak Partners may be deemed to beneficially own the 294,449 shares of Common Stock beneficially owned by Red Oak Partners through the Funds, representing 3.5% of all the outstanding shares of Common Stock.

Red Oak Fund may be deemed to beneficially own 138,938 shares of Common Stock, representing 1.7% of all the outstanding shares of Common Stock. Red Oak Founders Fund may be deemed to beneficially own 120,678 shares of Common Stock, representing 1.4% of all the outstanding shares of Common Stock. Red Oak Long Fund may be deemed to beneficially own 34,833 shares of Common Stock, representing less than 1% of all the outstanding shares of Common Stock.

(b)       Each of Red Oak Partners and Mr. Sandberg may be deemed to have shared voting and dispositive power with respect to (i) the 138,938 shares of Common Stock held by the Red Oak Fund, (ii) the 120,678 shares of Common Stock held by Red Oak Founders Fund, and (iii) the 34,833 shares of Common Stock held by the Red Oak Long Fund. No Fund shares with any other Fund voting or dispositive power with respect to the shares such Fund beneficially owns.

(c)       Transactions by the Reporting Persons effected in Common Stock that have taken place in the last sixty days are as follows:

Date	Fund Name	Action	Quantity	Average Price
5/21/2020	The Red Oak Institutional Founders Long Fund LP	SELL	8,982	6.602
5/21/2020	The Red Oak Fund, LP	SELL	10,337	6.602
5/21/2020	The Red Oak Long Fund LP	SELL	2,594	6.602
6/29/2020	The Red Oak Institutional Founders Long Fund LP	SELL	21	9.524
6/29/2020	The Red Oak Fund, LP	SELL	23	9.524
6/29/2020	The Red Oak Long Fund LP	SELL	6	9.524
6/30/2020	The Red Oak Institutional Founders Long Fund LP	SELL	32,308	9.667
6/30/2020	The Red Oak Fund, LP	SELL	37,161	9.667

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CUSIP No. 281479105

6/30/2020	The Red Oak Long Fund LP	SELL	9,330	9.667
7/1/2020	The Red Oak Institutional Founders Long Fund LP	SELL	451	9.855
7/1/2020	The Red Oak Fund, LP	SELL	519	9.855
7/1/2020	The Red Oak Long Fund LP	SELL	130	9.855
7/2/2020	The Red Oak Institutional Founders Long Fund LP	SELL	41	9.610
7/2/2020	The Red Oak Fund, LP	SELL	47	9.610
7/2/2020	The Red Oak Long Fund LP	SELL	12	9.610
7/6/2020	The Red Oak Institutional Founders Long Fund LP	SELL	2,509	9.624
7/6/2020	The Red Oak Fund, LP	SELL	2,886	9.624
7/6/2020	The Red Oak Long Fund LP	SELL	725	9.624
7/7/2020	The Red Oak Institutional Founders Long Fund LP	SELL	1,271	9.669
7/7/2020	The Red Oak Fund, LP	SELL	1,463	9.669
7/7/2020	The Red Oak Long Fund LP	SELL	367	9.669
7/8/2020	The Red Oak Institutional Founders Long Fund LP	SELL	1,105	9.575
7/8/2020	The Red Oak Fund, LP	SELL	1,271	9.575
7/8/2020	The Red Oak Long Fund LP	SELL	319	9.575
7/10/2020	The Red Oak Institutional Founders Long Fund LP	SELL	23,085	9.984
7/10/2020	The Red Oak Fund, LP	SELL	26,554	9.984
7/10/2020	The Red Oak Long Fund LP	SELL	6,667	9.984
7/13/2020	The Red Oak Institutional Founders Long Fund LP	SELL	4,346	10.284
7/13/2020	The Red Oak Fund, LP	SELL	4,999	10.284
7/13/2020	The Red Oak Long Fund LP	SELL	1,255	10.284
7/14/2020	The Red Oak Institutional Founders Long Fund LP	SELL	8,474	12.545
7/14/2020	The Red Oak Fund, LP	SELL	9,748	12.545
7/14/2020	The Red Oak Long Fund LP	SELL	2,447	12.545
7/15/2020	The Red Oak Institutional Founders Long Fund LP	SELL	10,034	12.449
7/15/2020	The Red Oak Fund, LP	SELL	11,541	12.449
7/15/2020	The Red Oak Long Fund LP	SELL	2,897	12.449
7/16/2020	The Red Oak Institutional Founders Long Fund LP	SELL	32,094	13.851
7/16/2020	The Red Oak Fund, LP	SELL	36,915	13.851
7/16/2020	The Red Oak Long Fund LP	SELL	9,268	13.851

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e)       The Reporting Persons ceased to be beneficial holders of more than five percent of the Issuer’s outstanding shares of Common Stock on July 14, 2020.

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CUSIP No. 281479105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 16, 2020

RED OAK PARTNERS, LLC

By:	/s/ David Sandberg
	Name:	David Sandberg
	Title:	Managing Member

THE RED OAK FUND, L.P.

By:	RED OAK PARTNERS, LLC, its general partner

By:	/s/ David Sandberg
	Name:	David Sandberg
	Title:	Managing Member

THE RED OAK INSTITUTIONAL FOUNDERS LOND FUND, L.P.

By:	RED OAK PARTNERS, LLC, its general partner

By:	/s/ David Sandberg
	Name:	David Sandberg
	Title:	Managing Member

THE RED OAK LONG FUND, L.P.

By:	RED OAK PARTNERS, LLC, its general partner

By:	/s/ David Sandberg
	Name:	David Sandberg
	Title:	Managing Member

By:	/s/ David Sandberg
DAVID SANDBERG

9